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02022954

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43182

RECEIVED
AUG 26 2002
SEC MAIL PROCESSING
WASHINGTON, D.C. 154 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 8-30-02

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 06/30/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
REDWOOD SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 CALIFORNIA STREET, SUITE 520
(No. and Street)

SAN FRANCISCO CALIFORNIA 94108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDY MUKERJI (415) 352-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON, McCALL & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

475 SANSOME STREET, SUITE 540 SAN FRANCISCO, CALIFORNIA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ADITYA B. MUKERJI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDWOOD SECURITIES GROUP, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDEE SCHERER
COMM. #1345818
Notary Public-California
MARIN COUNTY
My Comm. Exp. March 13, 2006

Signature

PRESIDENT & C.E.O.
Title

Notary Public 8-19-02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WILSON, McCALL & ASSOCIATES LLP
Certified Public Accountants & Consultants

DONALD R. WILSON
DANIEL R. MCCALL

Independent Auditors' Report

The Board of Directors
Redwood Securities Group, Inc.

We have audited the statements of financial condition of Redwood Securities Group, Inc., as of June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Securities Group, Inc. as of June 30, 2002 and 2001, in conformity with generally accepted accounting principles.

Wilson, McCall + Associates

San Francisco, California
July 26, 2002

475 SANSOME STREET • SUITE 540 • SAN FRANCISCO, CALIFORNIA 94111-3137 • (415) 421-6555 • FAX (415) 421-6585 • E-MAIL: wmacpa.com

Redwood Securities Group, Inc.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2002 and 2001

ASSETS

	2002	2001
Cash & cash equivalents	$ 126,834	$ 129,266
Receivables		
Commissions and other	14,439	155,672
Due from clearing firm	123,188	192,456
Due from affiliate	-	46,885
Refundable income taxes	165,000	142,000
Officer advances	8,839	68,000
Total receivables	311,466	605,013
Secured demand notes, collateralized by cash equivalents and marketable securities	148,500	148,500
Furniture, equipment and leasehold improvements, at cost, (net of accumulated depreciation of $76,501 and $68,536 in 2002 and 2001, respectively)	28,157	36,122
Other assets	7,685	3,900
	$ 622,642	$ 922,801

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable	$ 30,126	$ 63,177
Accrued liabilities	68,007	148,112
Due to clearing firm	142,915	-
Income taxes payable	1,697	1,625
Secured demand notes collateral agreement subordinated to claims of general creditors		
Stockholders	148,500	148,500
Total liabilities	391,245	361,414
Commitment	-	-
Stockholders' equity		
Non-voting common stock; authorized 100,000 shares at $1 par value; issued and outstanding 26,500 shares	26,500	26,500
Voting common stock; authorized 100,000 shares at $1 par value; issued and outstanding 75,500 and 100,000 shares in 2002 and 2001, respectively	75,500	100,000
Additional paid in capital	249,500	100,000
Retained earnings	(120,103)	334,887
	231,397	561,387
	$ 622,642	$ 922,801

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Redwood Securities Group, Inc. (the Company) was formed in October 1990 to operate as an introducing broker. From inception through June 30, 2001 the Company cleared transactions on a secondary basis through Wells Fargo Van Kasper, LLC (a former stockholder) with a clearing broker, Deutsche Bank Securities Inc. (DBSI) on a fully disclosed basis, and promptly transmitted all customer funds and securities to DBSI. As of June 30, 2001 the Company has executed an independent clearing agreement with DBSI. All books and records related to the clearing agreement(s) are carried and preserved by DBSI. The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

1. Cash

The Company maintains its cash accounts with various federally insured financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the fiscal years ended June 30, 2002 and 2001, the Company had cash balances in excess of insured amounts.

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost.

Depreciation is calculated using an accelerated method over the estimated useful lives of the assets.

3. Securities Transactions

Securities transactions (and related commission revenues and expenses) are recorded by the Company on a settlement date basis, generally the third business day after the trade date, which does not materially differ from recording these transactions on a trade date basis.

NOTE A - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Trading and Clearing Activities and Related Risks

In the normal course of business, the Company's customers and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customers or contra-brokers are unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contracts at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring the customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Required margin levels are monitored daily and, pursuant to such guidelines, the customer may be required to deposit additional collateral, or to reduce positions, when necessary.

5. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

6. Reclassifications

Certain reclassifications have been made to the prior year financial statements in order to conform to the current year presentation.

NOTE B - SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Secured demand notes receivable are due from officers and stockholders as follows at June 30, 2002 and 2001:

Principal Amount	Due Date
$ 52,125	March 31, 2003
52,125	March 31, 2003
44,250	March 31, 2003
$ 148,500	

The notes were issued pursuant to, and are subject to, the terms and conditions of certain Secured Demand Note Collateral Agreements for Equity Capital (the Agreements) executed simultaneously with the notes and approved by the National Association of Securities Dealers, Inc. (NASD).

Under the terms of the Agreements, the notes must, at all times, be collateralized by cash, cash equivalents, or marketable securities of Collateral Value (as defined in the Agreement) greater than the face amount of the notes. The notes are due on demand at the option of the Company whenever net capital, as defined in the Agreement, falls below a specified amount or whenever the market value of the collateral falls below the face amount of the notes.

In consideration for the notes receivable, the Company has issued 8 percent subordinated notes payable and agreed to return the notes and related collateral to their makers on their respective due dates and to pay interest computed principally at 8 percent per annum on the face amount of the notes, payable annually. Repayment of the subordination agreement may not be made without prior written approval of the NASD. The notes may only be prepaid at the option of the makers of the notes with the prior written approval of the NASD. In the event that the notes are paid in cash or through sale of collateral prior to their due dates, the Company is obligated to issue its subordinated notes payable to the makers of the notes. All obligations to return the collateral, the notes and the related interest are subordinated to the rights and claims of all other present and future creditors of the Company arising prior to the date such obligations become due. Further, the maturity of such obligations is suspended indefinitely if, in satisfying its obligation, the Company would cause its net capital, as defined by the Agreement, to fall below the levels specified in the Agreement as modified from time to time by NASD regulation.

NOTE B - SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (continued)

During the term of the Agreement, the Company has the right to pledge or rehypothecate any or all of the marketable securities pledged as collateral to secure other indebtedness of the Company. Except in the event of liquidation of the collateral to satisfy the demand notes, all increases and decreases in the market value of the collateral and all income derived from the collateral are for the benefit of the makers of the notes.

NOTE C – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Space lease

The Company maintains office space in California, Washington D.C. and New York. Two of three space lease agreements expire in 2004, with the third carried on a month-to-month basis. Rent expense incurred for the combined locations amounted to $254,676 and $287,658 for the years ended June 30, 2002 and 2001, respectively.

Future minimum rent payments required under terms of the leases are as follows:

Year ending June 30,	
2003	$ 192,154
2004	127,651
Total	$ 319,805

Letter of credit

In accordance with terms of the San Francisco, California space lease agreement, the Company has provided a standby letter of credit in lieu of a security deposit. The letter, in the amount of $145,485, matures in January 2004. The letter of credit was provided by a former stockholder of the Company (Refer to Note D).

Secured demand notes

The Company has various secured demand notes payable from the principal stockholders (see note B). Interest expense incurred and paid on the notes for each of the fiscal years ended June 30, 2002 and 2001 totaled $11,880.

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2002 and 2001

NOTE C – COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

Other

On July 1, 1999, the Company entered into a formal operational and accounting service fee agreement with an affiliate. Under terms of the service agreement the affiliate was obligated to provide certain accounting, communications, trade processing and periodic audit services for an annual fee of approximately $40,000. The fee was waived by the affiliate for the fiscal year ended June 30, 2001. On April 28, 2001 the agreement was terminated.

NOTE D - COMMON STOCK AND SUBSEQUENT EVENT

Transferability of common stock is restricted pursuant to an agreement amongst the stockholders. On July 5, 2001, pursuant to this agreement, any and all interest of one of the stockholders was fully redeemed by the Company in the amount of $25,000.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. The Company's net capital and required net capital (6-2/3% of aggregate indebtedness or $100,000, whichever is greater) amounted to $164,630 and $100,000 respectively, at June 30, 2002.

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2002 and 2001

NOTE F - INCOME TAXES

Deferred taxes arise (when applicable) primarily from certain accruals, including California franchise taxes which are not currently deductible for tax purposes, the difference between financial and tax basis of accounting for security transactions (note A3), and differences between financial and tax reporting of depreciation. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred taxes exist at June 30, 2002.

Significant reconciling items between the amount of income tax expense attributable to operations for the year and the amount of income tax expense that would result from applying domestic federal statutory rates to pretax income are as follows:

1. Security transactions are recorded by the Company on a settlement date basis for financial statement purposes and on a trade date basis for tax purposes.

2. Permanent differences such as the non-deductibility of meals and entertainment expense, and penalties.

3. Difference between the current year state tax expense and the prior year expense.

WILSON, McCALL & ASSOCIATES LLP
Certified Public Accountants & Consultants

DONALD R. WILSON
DANIEL R. MCCALL

Independent Auditors' Report on Internal Control Structure

The Board of Directors
Redwood Securities Group, Inc.

In planning and performing our audit of the financial statements of Redwood Securities Group, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

475 SANSOME STREET • SUITE 540 • SAN FRANCISCO, CALIFORNIA 94111-3137 • (415) 421-6555 • FAX (415) 421-6585 • E-MAIL: wmacpa.com

WILSON, McCALL & ASSOCIATES LLP
Certified Public Accountants & Consultants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purposes.

Wilson, McCall + Associates

San Francisco, California
July 26, 2002